EXHIBIT 99.1

HEXO Corp. to acquire Zenabis Global Inc.

OTTAWA and VANCOUVER, British Columbia, Feb. 16, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. ("HEXO") (TSX: HEXO; NYSE: HEXO) and Zenabis Global Inc. ("Zenabis") (TSX: ZENA) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") under which HEXO will acquire, by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia), all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235 million (the "Transaction"). Under the terms of the Arrangement Agreement, Zenabis shareholders will receive 0.01772 of a HEXO common share in exchange for each Zenabis common share held (the “Exchange Ratio”). The Exchange Ratio implies a premium per Zenabis common share of approximately 19% based on the 20-day volume-weighted average price ("VWAP") of Zenabis common shares on TSX and HEXO common shares on TSX as of February 12, 2021. Warrants and incentive securities of Zenabis will be adjusted in accordance with their terms to ultimately become exercisable to receive common shares of HEXO based on the share exchange ratio.

The Transaction was unanimously approved by the board of directors of each of HEXO and Zenabis (in the case of Zenabis’ board of directors, after receiving the unanimous recommendation of a special committee formed for purposes of the Transaction), and Zenabis’ board of directors unanimously recommends that its shareholders vote in favour of the Transaction.

Transaction Highlights

  Strengthened domestic brands: Based on HEXO’s and Zenabis’ most recent interim quarterly financial statements and results, and those of the other top licensed producers in Canada, the combined organization would be a top three licensed producer in terms of combined Canadian recreational cannabis sales.

  Foothold in Europe: The Transaction gives HEXO immediate access to the European medical cannabis market through Zenabis’ local partner, with an established facility in the European Union supplying pharmaceutical products to the European market. The facility also serves as a European Union Good Manufacturing Practice packaging and distribution centre for medical cannabis products produced in Zenabis' Atholville Facility.

  Accretive synergies: HEXO estimates that the combined entity may realize annual synergies of approximately $20 million within one year of close, through cost of goods reductions, additional capacity utilization in HEXO’s Belleville Centre of Excellence and selling, general and administrative savings, which, if realized, should allow HEXO to continue its path towards positive earnings.

  Capacity boost with state-of-the-art cultivation infrastructure: The proposed Transaction would give HEXO access to licensed capacity to produce approximately 111,200 kg of additional high-quality cannabis annually. The Transaction would result in HEXO acquiring two indoor facilities (approximately 635,000 sq. ft.) and access to a 2.1 million sq. ft. greenhouse facility, totalling approximately 2.735 million sq. ft. of near-term cultivation space offering diversified growing and production techniques. This provides a platform for growth and foundation from which to strengthen and diversify our portfolio of brands.

“We're thrilled to welcome the Zenabis team into the HEXO family. Zenabis has built solid relationships and they share HEXO’s vision of bringing exceptional branded cannabis experiences to adults everywhere, in Canada and abroad” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “We are proceeding with this transaction because we believe it should be accretive for our shareholders, and it also positions HEXO for accelerated domestic and international growth while supporting near-term requirements for additional licensed capacity. HEXO’s growth strategy includes expanding our global presence, and this acquisition is an important step in that direction.”

“This is a compelling combination. Our brands and strains strength across Canada, coupled with our international footprint and state of the art low cost and high quality cultivation facilities complements HEXO’s business, creating an industry leader. Like HEXO, Zenabis believes that the combination should deliver meaningful synergies, a stronger financial position with increased flexibility, and should position the combined company to meet growing consumer demand on a national and international basis. I believe this transaction is beneficial to our shareholders, customers, partners, and employees. We look forward to working closely with HEXO to complete this transaction," added Shai Altman, CEO of Zenabis.

Additional Transaction Details

The Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of Zenabis present at a special meeting of Zenabis shareholders. HEXO has entered into voting support agreements with Zenabis’ directors and officers with respect to all Zenabis shares owned by them.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of Zenabis to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for Zenabis. The Arrangement Agreement also provides for a termination fee of $6.0 million payable by Zenabis to HEXO if the Transaction is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the Transaction is terminated by either party in certain other specified circumstances.

In addition to the approval by Zenabis’ shareholders, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature as well as the satisfaction of the following additional conditions precedent: (i) the termination and unconditional release of the guarantee provided by Zenabis in favour of Bank of Montreal in connection with the disposition of Bevo Farms Ltd. and its subsidiaries (“Bevo”) announced by Zenabis on January 4, 2021; (ii) the completion of the Bevo sale transaction; and (iii) certain other specified conditions precedent set out in the Arrangement Agreement.

Upon completion of the Transaction, existing HEXO and Zenabis shareholders would respectively own approximately 87.43% and 12.57% of HEXO on a pro forma fully-diluted basis. In addition, HEXO has undertaken in the Arrangement Agreement, within 90 days of closing of the Transaction, to increase the size of its board of directors by one director and cause one of the current directors of Zenabis, selected by HEXO, to be appointed to HEXO’s board of directors in accordance with HEXO’s constating documents.

Zenabis further announces today that its wholly-owned subsidiary Zenabis Ltd. has entered into a Settlement Agreement and Release with a customer (the “Settlement Agreement”), pursuant to which the parties have agreed to withdraw from the arbitration proceedings between the parties, and release the other party from all past, present and future claims of the parties arising out of the pre-paid supply agreement relating to subsequent deliveries of cannabis product.

Contemporaneously with the signature of the Arrangement Agreement, Zenabis has entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to HEXO in a principal amount of $19.5 million, evidencing both a cash advance extended by HEXO to Zenabis at the end of 2020 as well as a further advance extended to Zenabis contemporaneously with the announcement of the Transaction for the purpose of allowing Zenabis to pay the settlement amount pursuant to the Settlement Agreement. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023. The debenture is convertible, in whole or in part, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, at the option of HEXO, into common shares of Zenabis at a conversion price equal to the 5-day VWAP of the common shares on TSX for the five trading days prior to the date of conversion. The debenture may be prepaid by Zenabis, at its option and without penalty or premium, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, subject to HEXO’s right to elect to convert the debenture into Zenabis common shares prior to the prepayment. A change of control of Zenabis, other than the Transaction with HEXO, shall result in the mandatory conversion of the debenture into common shares of Zenabis at a conversion price equal to the 5-day VWAP where the last day of the 5-day VWAP of the common shares on TSX shall be the trading day immediately preceding the trading day on which the first of any such change of control transactions is initially publicly announced whether by Zenabis or by the person proposing, intending or agreeing to effect the change of control transaction. The unsecured convertible debenture also contains a provision that prevents HEXO from acquiring, at any given time as a result of and upon conversion of the debenture (other than in respect of a mandatory conversion in the context of a change of control transaction), more than 9.9% of Zenabis’ common shares. The listing of the Zenabis common shares issuable pursuant to the subscription is subject to the acceptance by the Toronto Stock Exchange.

Further information regarding the Transaction including the key terms and conditions of the unsecured convertible debenture issued to HEXO will be included in the information circular that Zenabis will prepare, file, and mail in due course to its shareholders in connection with its special meeting to be held to consider the Transaction. Zenabis will be applying in the coming weeks to the British Columbia Supreme Court to obtain an interim order approving various procedural and related matters in order to convene the special meeting of shareholders in connection with the Transaction. The Arrangement Agreement will be filed under the SEDAR profiles of Zenabis and HEXO on the SEDAR website at www.sedar.com.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Recommendation of Zenabis’ Board

The Transaction has been unanimously recommended to the Zenabis board of directors by a special committee, comprised of independent directors Daniel Burns and Natascha Kiernan, which was formed to investigate strategic alternatives and to renegotiate and restructure the Company’s capital. After receiving the recommendation of the special committee and receiving independent financial and legal advice, Zenabis’ board of directors has unanimously determined that the Transaction is in the best interests of Zenabis and its security holders, and the board of directors unanimously recommends that Zenabis’ shareholders vote in favour of the Transaction.

The board of directors of Zenabis has obtained a fairness opinion from Echelon Wealth Partners Inc.  to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Zenabis shareholders.

Advisors and Counsel

Echelon Capital Markets (a member of Echelon Wealth Partners Inc.) is acting as financial advisor to Zenabis in connection with the Transaction. Stikeman Elliott LLP is acting as legal counsel to Zenabis and to the special committee of the board of directors of Zenabis.

A.G.P./Alliance Global Partners is acting as financial advisor to HEXO and Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com

About Zenabis

Zenabis Global Inc. is a significant Canadian licensed cultivator of medical and recreational cannabis. Zenabis employs staff coast-to-coast, across facilities in Atholville, New Brunswick; Langley, British Columbia; and Stellarton, Nova Scotia. Zenabis currently has 111,200 kg of licensed cannabis cultivation space across three licensed facilities in Canada, together with its cannabis import, export and processing joint venture, ZenPharm, operating from Birżebbuġa, Malta.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction and the timing for its completion; the satisfaction of closing conditions which include, without limitation (i) required Zenabis shareholder approval, (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act, (iv) certain termination rights available to the parties under the Arrangement Agreement, (v) HEXO obtaining the necessary approvals from the TSX and the NYSE for the listing of its common shares in connection with the Transaction (vi). Zenabis receiving approval for the delisting of its shares on the TSX and (vii) other closing conditions, including compliance by HEXO and Zenabis with various covenants contained in the Arrangement Agreement; statements with respect to the effect of the Transaction on HEXO and its strategy going forward and statements with respect to the anticipated benefits associated with the acquisition of Zenabis.

Forward-looking statements are based on certain assumptions regarding HEXO and Zenabis, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO and Zenabis consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

The assumptions of HEXO and Zenabis, although considered reasonable by them at the time of preparation, may prove to be incorrect. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the ability of HEXO to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and Zenabis which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 29, 2020, Zenabis’ Annual Information Form dated March 30, 2020 and the most recent management’s discussion and analysis filed by each of HEXO and Zenabis.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO and Zenabis disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and Zenabis have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX,nor NYSE accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

HEXO

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

Zenabis

Media Relations
Email: media@zenabis.com
Phone: 1-855-936-2247

Investor Relations
E-mail: invest@zenabis.com
Phone: 1-855-936-2247